Exhibit 99.1

For Immediate Release

RRSAT GLOBAL COMMUNICATIONS NETWORK SCHEDULES
CONFERENCE CALL TO REPORT THIRD QUARTER 2013 RESULTS

Airport City Business Park, Israel – October 29, 2013 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of comprehensive digital content management and global distribution services to the broadcasting industry, announced today that it will release its financial results for the third quarter ended September 30, 2013, on November 12th , 2013 prior to the opening of the market. Management will host a conference call to discuss the results at 9 a.m. EDT and 4 p.m. in Israel that day.

Details are as follows:

•	Dial-in number from within the United States: 1-877-941-1427
•	Dial-in number from Israel: 1-809-21-4368
•	Dial-in number from the UK: 0800-358-5279
•	Dial-in number (other international): 1-480-629-9664
•	Playback, available until November 19, 2013 by calling 1-877-870-5176 (United States) or 1-858-384-5517 (international). Please use pin number 4646464 for the replay.
•	A live webcast is accessible at http://public.viavid.com/index.php?id=106502.

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, end-to-end, digital content preparation and management as well as distribution services to the rapidly expanding broadcasting industry, covering more than 150 countries. Through its RRsat Global Network, composed of satellite and terrestrial fiber optic capacity and the public Internet, RRsat provides high-quality and flexible global distribution services 24/7 to more than 630 channels reaching multiplatform operators, Internet TV and direct-to-home viewers worldwide and also offers occasional use services for sports, news and events with a fleet of flyaways and over 10 transportable satellite news gathering services (SNG) units. More than 130 television and radio channels use RRsat’s advanced production and playout centers comprising comprehensive media asset management services. Visit the company's website http://www.rrsat.com

Company Contact Information: Shmulik Koren, CFO Tel: +972 3 928 0777 Email: investors@rrsat.com	Investor Relations Contacts: Brett Maas, Hayden IR Tel: 646-536-7331 brett@haydenir.com or Miri Segal-Scharia MS-IR LLC Tel: 917-607-8654 msegal@ms-ir.com